SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

COMMISSION FILE No. 1-31690

TransCanada Corporation

(Translation of Registrant’s Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     ☐                                                                                    Form 40-F                                           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                            ☐                                                                                    No                                                                                ☒

I

The document listed below in this Section is furnished, not filed, as Exhibit 99.1. The Exhibit is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransCanada Corporation under the Securities Act of 1933, as amended.

99.1	A copy of the Registrant’s Report of Voting Results at the Annual Meeting of Holders of Common Shares held on April 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION

By:	/s/ Albrecht W.A. Bellstedt
Albrecht W.A. Bellstedt
Executive Vice-President, Law and General
Counsel and Chief Compliance Officer

By:	/s/ Ronald L. Cook
Ronald L. Cook
Vice-President, Taxation

May 1, 2006

EXHIBIT INDEX

99.1	A copy of the Registrant’s Report of Voting Results at the Annual Meeting of Holders of Common Shares held on April 28, 2006.